

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2011

Via Fax and Mail
Jinghe Zhang, Chief Executive Officer
Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

> **Re:    G2 Ventures, Inc.**
> **Form 8-K**
> **Filed October 7, 2010**
> **File No. 333-108715**

Dear Mr. Zhang:

We issued a comment letter to you on the above captioned filing on April 13, 2011 in connection with our review of your periodic reports. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by June 15, 2011 to provide a substantive response to the comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by June 15, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Ethan Horowitz at (202) 551-3311 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director